UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-11488
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penford Corporation
Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penford Corporation
7094 South Revere Parkway
Centennial, Colorado 80112

Penford Corporation
Savings and Stock Ownership Plan
Index to Financial Statements and Supplemental Schedule
Year Ended August 31, 2009

Report of Independent Registered Public Accounting Firm
Plan Administrator
Penford Savings and Stock Ownership Plan
Centennial, Colorado
We have audited the accompanying statements of net assets available for benefits of the Penford Savings and Stock Ownership Plan (the “Plan”) as of August 31, 2009 and 2008, and the statement of changes in net assets available for benefits for the year ended August 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB)” (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC

EHRHARDT KEEFE STEINER & HOTTMAN PC
February 25, 2010
Denver, Colorado

Penford Corporation Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	August 31,
	2009	2008
Assets
Investments, at fair value:
Common trust funds	$29,291,937	$31,143,747
Common stock	2,898,844	6,539,096
Participant loans	338,261	403,454

	32,529,042	38,086,297
Receivables:
Accrued interest and dividends	2,204	41,548

Total assets	32,531,246	38,127,845

Liabilities
Accrued expenses	83,272	21,238
Unsettled investment purchase	—	435,637

	83,272	456,875

Net assets available for benefits	$32,447,974	$37,670,970

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended August 31, 2009

Investment loss:
Net depreciation in fair value of investments	$(6,880,049)
Interest and dividends	171,892

(6,708,157)

Contributions:
Employer	940,599
Participants and rollover	2,016,361

2,956,960

Deductions
Benefits paid to participants	1,260,598
Administrative expenses	211,201

Total deductions	1,471,799

Net decrease	(5,222,996)

Net assets available for benefits
Beginning of year	37,670,970

End of year	$32,447,974

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penford Corporation Savings and Stock Ownership Plan, as amended, (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee.
General
The Plan is a defined-contribution plan available to all employees, including part-time employees, who have worked a specified period of time for Penford Corporation or its U.S. subsidiary company, Penford Products Co. (collectively, the Company), excluding however, certain employees whose terms of service are covered by a collective bargaining agreement unless otherwise agreed to by the bargaining parties. Currently, all union employees are eligible to participate in the Plan. Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective September 1, 2007, the Plan was amended to incorporate amendments to Code 415 regulations.
Contributions
Participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan’s fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company’s pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. The Plan also permits rollover contributions from other retirement plans. At any time, participants have the opportunity to change their investment option previously elected.
The Company makes matching contributions to the Plan equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year ended August 31, 2009.
The Plan provides for a $1,000 contribution to new union employees (those hired on or after August 1, 2004) subject to the most recent collective bargaining agreement. The one time contribution is 100% vested. The Plan was amended effective January 1, 2009.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
The amendment adds that for calendar years 2009, 2010 and 2011, the Company will make a contribution, equal to 2% of an employee’s adjusted earnings, as defined, to the accounts of those employees who were eligible pursuant to the terms of the collective bargaining agreement. Such contributions shall be immediately 100% vested. The contribution shall be reduced by $1,000 for the year that the employee receives the one-time $1,000 contribution described above.
At the discretion of the Board of Directors, employer profit sharing contributions can be applied to either the ESOP component of the Plan or to the Profit Sharing Account. The Profit Sharing account is participant-directed such that participants can choose among the various investment alternatives provided by the Plan.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan’s investments. Allocations of Plan earnings are based on each participant’s account balance.
Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.
Payment of Benefits
Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $1,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution. Benefits are recorded when paid.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
Hardship Withdrawals
Participants are entitled to request a hardship withdrawal of all or a portion of the balance in their 401(k) Contribution Account, excluding any income earned on their account after November 30, 1988. Such a withdrawal must qualify as an immediate and heavy financial need as defined in the Plan, and the amount requested must not exceed the amount necessary to meet such need.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 10.5% commensurate with local prevailing rates as determined by the Plan’s Administrative Committee and mature at various dates through 2023. Principal and interest are paid ratably through payroll deductions.
Diversification of ESOP Accounts
The Plan was amended to provide that, effective for Plan Years beginning on or after September 1, 2007, all participants may elect to diversify an amount up to 100% of the value the Company Stock allocated to their ESOP account.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained on the accrual basis of accounting.
Investment Valuation and Income Recognition
Assets of the Plan are invested in ten funds, including eight common trust funds and two common stock funds. The common stock funds are comprised of the Company’s common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.
Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.
Participant loans are recorded at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term could materially affect the value of participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
Fair Value Measurements
Effective September 1, 2008, the Plan adopted the provisions of Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes a framework for its measurement, and expands disclosures concerning fair value measurements. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability (an exit price) in Penford’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources outside the reporting entity. Unobservable inputs are inputs based on market data and on assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels of inputs that may be used to measure fair value are:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

•	Level 2 inputs are other than quoted prices included within Level 1 that are observable for assets and liabilities such as (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active, or (3) inputs that are derived principally or corroborated by observable market date by correlation or other means.

•	Level 3 inputs are unobservable inputs to the valuation methodology for the assets or liabilities.
Presented below are the fair values of the Plan’s financial instruments at August 31, 2009.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements

	Assets at Fair Value as of August 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total
Short-Term Investment Fund	$—	$8,935,291	$—	$8,935,291
Global Balanced Fund	—	8,585,817	—	8,585,817
Penford Corporation common stock	2,649,744	—	—	2,649,744
Penwest Pharmaceuticals Co. common stock	249,100	—	—	249,100
Global Equity Fund	—	4,619,538	—	4,619,538
Growth Fund	—	1,424,701	—	1,424,701
Small Cap Fund	—	1,047,248	—	1,047,248
All International Markets Fund	—	3,035,171	—	3,035,171
Fixed Income I Fund	—	839,524	—	839,524
Value Fund	—	804,647	—	804,647
Loan Account	—	—	338,261	338,261

Total assets at fair value	$2,898,844	$29,291,937	$338,261	$32,529,042

The following sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended August 31, 2009:

Loan
Account
Beginning balance	$403,454
Net change in loan activity	(65,193)

Ending balance	$338,261

3. Investments
Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

	August 31,
	2009	2008
Penford Corporation common stock	$2,649,744	$6,046,887
Russell Trust Company:
Short-Term Investment Fund	8,935,291	8,629,585
Global Aggressive Balanced Fund	—	9,768,607
Global Balanced Fund	8,585,817	—
All International Markets Fund	3,035,171	3,201,788
Global Equity Fund	4,619,538	5,332,691

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
During the year ended August 31, 2009, the Plan’s investments (including investments bought and sold, as well as held, during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Depreciation in Fair Value
of Investments
Common trust funds	$(3,450,418)
Common stock	(3,429,631)

$(6,880,049)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Party-in-Interest
Certain Plan assets are invested in common trust funds managed by the Trustee as defined by the Plan. Assets are also invested in Company stock and former Company stock, also managed by the Trustee as defined by the Plan. Investments in the common trust funds and in Company stock qualify as transactions with a party-in-interest.

Penford Corporation Savings and Stock Ownership Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
EIN: 91—1221360 Plan Number: 003
August 31, 2009

		(c)
		Description of Investment
	(b)	Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest, Par, or	(e)
(a)	Lessor, or Similar Party	Maturity Value	Current Value
	Common Trust Funds

*	Russell Trust Company	8,935,291 units of the Commingled	$8,935,291
		Employee Benefit Funds Trust
		Short-Term Investment Fund

*	Russell Trust Company	225,764 units of the Commingled	8,585,817
		Employee Benefit Funds Trust
		Global Balanced Fund

*	Russell Trust Company	49,884 units of the Commingled	1,424,701
		Employee Benefit Funds Trust
		Growth Fund

*	Russell Trust Company	44,413 units of the Commingled	1,047,248
		Employee Benefit Funds Trust
		Small Cap Fund

*	Russell Trust Company	89,139 units of the Commingled	3,035,171
		Employee Benefit Funds Trust
		All International Markets Fund

*	Russell Trust Company	27,836 units of the Commingled	839,524
		Employee Benefit Funds Trust
		Fixed Income I Fund

*	Russell Trust Company	57,067 units of the Commingled	804,647
		Employee Benefit Funds Trust
		Value Fund

*	Russell Trust Company	119,183 units of the Commingled	4,619,538
		Employee Benefit Funds Trust
		Global Equity Fund

			29,291,937

	Common Stock

*	Penford Corporation	411,451 common shares	2,649,744

	Penwest Pharmaceuticals Co.	102,090 common shares	249,100

			2,898,844

*	Participant Loans	Interest rates range from 3.25% to	338,261
		10.50% maturing through 2023,
		collateralized by participant account

			$32,529,042

*	Denotes party-in-interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penford Corporation Savings and Stock Ownership Plan

February 26, 2010	By:	/s/ Steven O. Cordier Steven O. Cordier
Penford Corporation
Senior Vice President and Chief Financial Officer